UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THERMADYNE HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

        883435109
(CUSIP Number)

Ann E. Tadajweski, Esq.
Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

                              (212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             October 5, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 8 Pages

CUSIP No. 883435109	Page 2 of 29 Pages

1           Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

Delaware

Number of Shares	7	Sole Voting Power 4,496,555
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 4,496,555
	10	Shared Dispositive Power 0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,496,555

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13           Percent of Class Represented By Amount in Row (11)

33.2%

14           Type of Reporting Person (See Instructions)

                                               BD, PN

CUSIP No. 883435109	Page 3 of 29 Pages

1           Names of Reporting Persons

JOHN M. ANGELO

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

United States

Number of Shares	7	Sole Voting Power 0
Beneficially Owned By Each	8	Shared Voting Power 4,496,555
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		4,496,555

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,496,555

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13           Percent of Class Represented By Amount in Row (11)

33.2%

14           Type of Reporting Person (See Instructions)

                                                                                IN; HC

CUSIP No. 883435109	Page 4 of 29 Pages

1           Names of Reporting Persons

MICHAEL L. GORDON

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

United States

Number of Shares	7	Sole Voting Power 0
Beneficially Owned By Each	8	Shared Voting Power 4,496,555
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		4,496,555

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,496,555

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13           Percent of Class Represented By Amount in Row (11)

33.2%

14           Type of Reporting Person (See Instructions)

                                                IN; HC

CUSIP No. 883435109	Page 5 of 29 Pages

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Thermadyne Holdings Corporation (the “Issuer”).  This Amendment No. 3 amends the initial statement on Schedule 13D, filed on June 5, 2003, as amended by Amendment No. 1, filed on September 19, 2005 and Amendment No. 2, filed on February 16, 2010 (collectively, the “Initial Statement”), by the Reporting Persons (as defined herein).  This Amendment No. 3 is being filed by the Reporting Persons to report that the Issuer entered into an Agreement and Plan of Merger and in connection with such agreement, the Reporting Persons entered into a Voting Agreement.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is amended as follows.

Item 2.                      Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Angelo, Gordon & Co., L.P. (“Angelo Gordon”);

ii)
John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon, and as the chief executive officer of Angelo Gordon (“Mr. Angelo”); and

iii)
Michael L. Gordon, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon, and as the chief operating officer of Angelo Gordon (“Mr. Gordon”).

This statement relates to Shares held for the accounts of Angelo Gordon and certain private investment funds (the “Funds”) for which Angelo Gordon acts as general partner and/or investment adviser.

Angelo Gordon is a Delaware limited partnership.  AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo Gordon.  JAMG LLC, a Delaware limited liability company, is the general partner of AG Partners, L.P.  John M. Angelo is a managing member of JAMG LLC and the chief executive officer of Angelo Gordon.  Michael L. Gordon is the other managing member of JAMG LLC and the chief operating officer of Angelo Gordon.  Angelo Gordon, and AG Partners, L.P. through Angelo Gordon, are engaged in the investment and investment management business.  The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo Gordon at Angelo Gordon’s principal office.  John M. Angelo and Michael L. Gordon are United States citizens.  The principal business address of each of JAMG LLC, AG Partners, L.P., Angelo Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167.  Current information concerning the identity and background of the executive officers of Angelo Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 883435109	Page 6 of 29 Pages

Item 5.                      Interest in Securities of the Issuer.

The information reported in Item 5 of the Initial Statement is amended and restated as follows:

According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended June 30, 2010, the number of Shares outstanding was 13,549,841 as of July 27, 2010.

(a)           Each of Angelo Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 4,496,555 Shares (approximately 33.2% of the total number of Shares outstanding).  This number includes 4,496,555 Shares held for the accounts of the Funds.

(b)           (i)           Angelo Gordon may be deemed to have sole power to direct the voting and disposition of the 4,496,555 Shares held for the accounts of the Funds.

(ii)           Each of Mr. Angelo and Mr. Gordon, as a result of their positions with Angelo Gordon, may be deemed to have shared power to direct the voting and disposition of the 4,496,555 Shares held for the accounts of the Funds.

(c)           Not applicable.

(d)           The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership and partnership interests, respectively, in the Funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information reported in Item 6 of the Initial Statement is supplemented as follows:

On October 5, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Razor Holdco Inc. (“Holdco”) and Razor Merger Sub Inc. (“Merger Subsidiary”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary will be merged with and into the Issuer, with the Issuer being the surviving corporation and a wholly-owned subsidiary of Holdco (the “Merger”).

Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger (x) each of the Shares outstanding immediately prior to the merger shall be converted into the right to receive $15.00 in cash without interest (the “Merger Consideration”), and (y) each outstanding Issuer stock option, whether or not then exercisable or vested, shall become fully vested and converted into the right to receive an amount in cash equal to the product of (a) the total number of Shares subject to such Issuer stock option immediately prior to the consummation of the Merger, multiplied by (b) the excess, if any, of the Merger Consideration over the exercise price per share of the Shares under such Issuer stock option, less any applicable taxes required to be withheld with respect to such payment.  The completion of the Merger is subject to various customary conditions, including among others, obtaining the approval of the Issuer’s shareholders.

The description of the terms and conditions of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger

CUSIP No. 883435109	Page 7 of 29 Pages

Agreement, which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2010.

Concurrently with entering into the Merger Agreement, Holdco and certain of the Funds entered into a Voting Agreement (the “Voting Agreement”), dated as of October 5, 2010.  Pursuant to the Voting Agreement, the Funds party thereto have agreed, among other things, to vote the Shares beneficially owned by them prior to the termination of the Voting Agreement (i) in favor of (a) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, and (b) approval of any proposal to adjourn or postpone any meeting of shareholders of the Issuer to a later date if there are not sufficient votes for adoption and approval of the Merger Agreement on the date on which such meeting is held, (ii) against any proposal made in opposition to adoption of the Merger Agreement, and (iii) against any agreement, amendment of the Issuer’s organizational documents or other action, in each case, that is intended or could reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement.

The Voting Agreement also restricts, subject to certain exceptions, the transfer of the Shares beneficially owned by the Funds party thereto.  The covenants and agreements to vote the Shares held by the Funds pursuant to the Voting Agreement will terminate upon the earlier of (a) the consummation of the Merger; (b) the termination of the Merger Agreement in accordance with its terms; (c) the amendment or modification of the Merger Agreement to reduce the Merger Consideration offered to shareholders unless consented to in writing by the Affiliates; and (d) the mutual written consent of Holdco and the Funds.

Under the terms of the Voting Agreement, the Funds granted Holdco an irrevocable proxy with respect to Shares covered by the Voting Agreement.  The irrevocable proxy allows Holdco to vote such Shares in the manner set forth above.  The irrevocable proxy terminates upon the termination of the Voting Agreement.

The description of the terms and conditions of the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement included as Exhibit A hereto.

CUSIP No. 883435109	Page 8 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 7, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.,
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman Name: Kirk Wickman Title: Attorney-in-Fact

Date: October 7, 2010	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: October 7, 2010	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

CUSIP No. 883435109	Page 9 of 29 Pages

EXHIBIT INDEX

Page No.

A.	Voting Agreement, dated as of October 5, 2010, by and among Razor Holdco Inc. and certain affiliates of Angelo, Gordon & Co., L.P.	11
B.	Joint Filing Agreement, dated as of October 7, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	21
C.	Power of Attorney granted by John M. Angelo in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010	22
D.	Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010	26

CUSIP No. 883435109	Page 10 of 29 Pages

ANNEX A

Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship	Principal Occupation	Business Address
John M. Angelo (United States)	Chief Executive Officer	245 Park Avenue New York, NY 10167

Michael L. Gordon (United States)	Chief Operating Officer	245 Park Avenue New York, NY 10167

Kirk Wickman (United States)	Chief Administrative Officer	245 Park Avenue New York, NY 10167

Joseph R. Wekselblatt (United States)	Chief Financial Officer	245 Park Avenue New York, NY 10167

To the best of the Reporting Persons’ knowledge:

(a)           None of the above persons hold any Shares.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

CUSIP No. 883435109	Page 11 of 29 Pages

EXHIBIT A
 Execution Copy

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of October 5, 2010, by and among Razor Holdco Inc., a Delaware corporation (“Parent”), and the parties listed on Annex I hereto (each, a “Shareholder”). Capitalized terms used but not defined in this Agreement have the meanings ascribed thereto in the Merger Agreement (as defined below).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Thermadyne Holdings Corporation, a Delaware corporation (the “Company”), Parent and Razor Merger Sub Inc. are entering into an Agreement and Plan of Merger of even date herewith (as it may be amended, restated, supplemented or modified from time to time but without giving effect to any amendment, restatement, supplement or other modification that decreases the Merger Consideration, the “Merger Agreement”);

WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner of, and has the right to vote and dispose of, the shares of Company Common Stock identified opposite such Shareholder’s name on Annex I (such shares, together with any other shares of Company Common Stock with respect to which such Shareholder acquires beneficial ownership prior to the termination hereof, collectively, the “Shareholder Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that each Shareholder enter into this Agreement and, in order to induce Parent to enter into the Merger Agreement, each Shareholder is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

        1. Agreements of each Shareholder.

          1.1. Voting.  From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, each Shareholder shall vote its Shareholder Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of (A) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any Acquisition Proposal or any other proposal made in opposition to adoption of the Merger Agreement and (iii) against any agreement (including any amendment of any agreement), amendment of the Company’s Organizational Documents or other action, in each case, that is intended or could reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement. Any such vote shall be cast (or consent shall be given) by each Shareholder in accordance with such procedures

CUSIP No. 883435109	Page 12 of 29 Pages

relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent) (to the fullest extent that such Shareholder Shares may be counted for quorum purposes under Applicable Law). Except as set forth in this Section 1(a), none of the Shareholders shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of the Company, provided such other matters do not breach any of such Shareholder’s obligations under this Section 1(a). In the event that such Shareholder’s proxy has been granted to Parent pursuant to Section 1(b), Shareholder shall have no obligations under this Section 1(a) with respect to the meeting of the shareholders of Company for which such proxy has been granted.

          1.2. Proxy

                                            1.2.1. In furtherance of each Shareholder’s agreement in Section 1(a), each Shareholder hereby appoints Parent as each Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each Shareholder, to vote all Shareholder Shares (at any meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of the Shareholder Shares, (i) in favor of (A) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any Acquisition Proposal or any other proposal made in opposition to adoption of the Merger Agreement and (iii) against any agreement (including any amendment of any agreement), amendment of the Company’s Organizational Documents or other action, in each case, that is intended or could reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement; provided, however, that each Shareholder’s grant of the proxy contemplated by this Section 1(b) shall be effective if, and only if, such Shareholder has not delivered to the Secretary of the Company at least ten business days prior to such meeting a duly executed proxy card previously approved by Parent voting such Shareholder Shares in the manner specified in Section 1(a) or in the event such proxy card has been thereafter modified or revoked or otherwise fails to provide evidence of such Shareholder’s compliance with its obligations under Section 1(a) in form and substance reasonably acceptable to Parent.

                                            1.2.2. It is hereby agreed that the Parent will use any proxy granted by any Shareholder solely in accordance with Applicable Law and will only vote the Shareholder Shares subject to such proxy with respect to the matters and in the manner specified in Section 1(b).

                                            1.2.3. Such proxy shall be valid and irrevocable until the termination of this Agreement in accordance with Section 4. Any proxy granted hereunder shall terminate, and any underlying appointment shall automatically be

CUSIP No. 883435109	Page 13 of 29 Pages

 revoked and rescinded and of no force and effect, upon the termination of this Agreement.

                                             1.2.4. Each Shareholder represents that any and all other proxies heretofore given in respect of Shareholder Shares are revocable, and that such other proxies have been revoked. Each Shareholder affirms that the foregoing proxy is: (i) given (A) in connection with the execution of the Merger Agreement and (B) to secure the performance of each Shareholder’s duties under this Agreement, (ii) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (iii) intended to be irrevocable prior to termination of this Agreement in accordance with Delaware Law. All authority herein conferred shall be binding upon the successors and assigns of each Shareholder.

                           1.3. Appraisal Rights. Each Shareholder hereby waives, and agrees not to exercise or assert, any appraisal or similar rights in connection with the transactions contemplated by the Merger Agreement.

                           1.4. Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until any termination of this Agreement in accordance with its terms, each Shareholder shall not, directly or indirectly (i) sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii) of this Section 1(d). Notwithstanding the foregoing, a Shareholder may transfer its Shareholder Shares to any controlled Affiliate thereof, if such affiliate transferee, agrees in writing, in an instrument reasonably acceptable to Parent, to be bound by this Agreement as a Shareholder hereunder.

                            1.5. (e) No Solicitation. Each Shareholder agrees to comply with and, not take any action prohibited by, Section 6.03 of the Merger Agreement.

                            1.6. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shareholder Shares, other than the right to vote the Shareholder Shares upon the terms and subject to the conditions of this Agreement. Except as provided in this Agreement, all rights, ownership and economic benefits of and relating to each Shareholder Shares shall remain vested in and belong to such Shareholder. Nothing in this Agreement shall be interpreted as obligating any Shareholder to exercise any warrants, options, conversion of convertible securities or otherwise to acquire Company Common Stock.

                            1.7. Publication. Each Shareholder (i) consents to Parent publishing and disclosing each Shareholder’s identity and ownership of Company Common Stock and the nature of each Shareholder’s commitments, arrangements and understandings under this Agreement, in each case, solely to the extent required to be disclosed under Applicable Law in

CUSIP No. 883435109	Page 14 of 29 Pages

the Company Proxy Statement (including all schedules and documents filed with the SEC) or any other disclosure document required to be filed or made under Applicable Law in connection with the Merger and any other transactions contemplated by the Merger Agreement and (ii) agrees to give promptly to Parent any information Parent may reasonably require for the preparation of any such disclosure documents (provided, that the foregoing shall not require any Shareholder to disclose (i) any information, that in the reasonable judgment of such Shareholder, would result in the disclosure of any trade secrets of third parties or violate any of its confidentiality obligations owed to third parties, (ii) any information that would, in the reasonable judgment of the such Shareholder, waive the protection of attorney-client privilege, or (iii) any sensitive or confidential information that would expose such Shareholder or any of its affiliates to the risk of liability). To the extent practicable, each such Shareholder shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure.  Each Shareholder agrees to promptly notify Parent of any required corrections with respect to any information supplied by each Shareholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

                 2. Representations and Warranties of Parent. Parent represents and warrants to each Shareholder as of the date hereof that:

                            2.1. Organization; Authority. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Parent has all necessary limited liability or corporate power and authority, as applicable, to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery by Parent of this Agreement and, subject to the terms and conditions of the Merger Agreement, the performance of its obligations hereunder, have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery hereof by each Shareholder, constitutes a valid and binding obligation of Parent, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

                            2.2. Consents and Approvals; Non-Contravention. The execution and delivery by Parent of this Agreement and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than, (i) the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 (as applicable) of the 1934 Act, as may be required in connection with this Agreement and the transactions contemplated under the Merger Agreement and (ii) any actions or filings the absence of which would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by Parent of any of its obligations under this Agreement on a timely basis. Neither the execution and delivery of this Agreement by Parent, nor the performance by Parent of its obligations hereunder will, (A) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or (B) assuming compliance with the matters referred to in this Section 2(b), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, except in the case of clause (B), as would not be reasonably expected to, individually or in the aggregate,

CUSIP No. 883435109	Page 15 of 29 Pages

materially delay or impair the performance by Parent of any of its obligations under this Agreement.

                 3. Representations and Warranties of each Shareholder. Each Shareholder represents and warrants, severally and not jointly, to Parent as of the date hereof that:

                            3.1. Organization; Authority.  Such Shareholder is a limited partnership that is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Shareholder has all necessary limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by such Shareholder of this Agreement and the performance of its obligations hereunder have been duly authorized and approved by all necessary action on the part of such Shareholder and no further action on the part of such Shareholder is necessary to authorize the execution and delivery by such Shareholder of this Agreement or the performance by such Shareholder of its obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

                            3.2. Consents and Approvals; Non-Contravention. The execution and delivery by such Shareholder of this Agreement and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than, (i) the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 (as applicable) of the 1934 Act, as may be required in connection with this Agreement and (ii) any actions or filings the absence of which would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by such Shareholder of any of its obligations under this Agreement on a timely basis. Neither the execution and delivery of this Agreement by such Shareholder, nor the performance by such Shareholder of its obligations hereunder will, (A) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of such Shareholder, (B) assuming compliance with the matters referred to in this Section 3(b), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (C) result in the creation or imposition of any Lien on the right to vote any Shareholder Shares, except in the case of clauses (B) and (C), as would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by such Shareholder of any of its obligations under this Agreement.

                            3.3. Ownership of Shares. Such Shareholder owns, beneficially and of record, the Shareholder Shares set forth opposite its name on Annex I (as may be subject to adjustment as set forth in Section 5(b)).  Such Shareholder owns such Shareholder Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States). Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions

CUSIP No. 883435109	Page 16 of 29 Pages

of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, such Shareholder has sole voting power and sole power of disposition with respect to its Shareholder Shares, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto and no Person other than such Shareholder has any right to direct or approve the voting or disposition 5 of any Shareholder Shares. As of the date hereof, such Shareholder does not own, beneficially or of record, any securities of the Company other than as set forth on Annex I.

                            3.4. Opportunity to Review; Reliance. Such Shareholder has had the opportunity to review this Agreement with counsel of his or its own choosing. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

                 4. Termination. This Agreement and the proxy granted pursuant to Section 1(b) hereof shall terminate on the first to occur of the (a) Effective Time, (b) termination of the Merger Agreement in accordance with its terms, (c) the effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would reduce the amount or change the form of the Merger Consideration payable in the Merger unless consented to in writing by each Shareholder and (d) the mutual written consent of the Parent and each Shareholder. Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for breach of this Agreement and (ii) the provisions of this Section 4 and Section 5 shall survive any termination of this Agreement.

                 5. Miscellaneous.

                            5.1. Expenses. All costs and expenses incurred in connection with the obligations hereunder shall be paid by the party incurring such costs and expenses.

                            5.2. Additional Shares.  Until any termination of this Agreement in accordance with its terms, each Shareholder shall promptly notify Parent of the number of shares, if any, as to which each Shareholder acquires record or beneficial ownership after the date hereof. Any shares as to which each Shareholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Shareholder Shares for purposes of this Agreement. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting shares of Company Common Stock, the number of shares constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to each Shareholder in connection therewith.

                            5.3. Definition of “Beneficial Ownership”. For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the 1934 Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

CUSIP No. 883435109	Page 17 of 29 Pages

                            5.4. Further Assurances. From time to time, at the reasonable request of Parent and at the sole cost of Parent, each Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary to perform the obligations hereunder.

                            5.5. Amendments; Waiver. This Agreement may not be amended or supplemented, except by a written agreement executed by each of the parties hereto. At anytime prior to the termination of this Agreement, any party to this Agreement may, subject to Applicable Law, (i) waive any inaccuracies in the representations and warranties of any other party hereto, (ii) extend the time for the performance of any of the obligations or acts of any other party hereto or (iii) waive compliance by the other party with any of the agreements contained herein. Notwithstanding the foregoing, no failure or delay by any party to this Agreement in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                            5.6. Assignment. Except as set forth in Section 1(d), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5(f) shall be null and void.

                            5.7. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

                            5.8. No Third Patty Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto (and their respective successors and permitted assigns) any right or remedy of any nature whatsoever under or by reason of this Agreement.

                            5.9. Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

                                             5.9.1. This Agreement, and any other agreement, document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement (or such other document) or the negotiation, execution, termination, performance or nonperformance of this Agreement (or such other document) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Delaware, without regard to its conflicts of law principles.

CUSIP No. 883435109	Page 18 of 29 Pages

                                             5.9.2. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the obligations hereunder (including against any third party) shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of 7 this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5(k) shall be deemed effective service of process on such party.

                                             5.9.3. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE OBLIGATIONS HEREUNDER.

                            5.10. Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, this being in addition to any other remedy to which they are entitled at law or in equity.

                            5.11. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given:

if to Parent, to:

Razor Holdco Inc.
clo IPC Manager III, L.P.
277 Park A venue, 39th Floor
New York, New York  10172
Attention:  Eve Mongiardo, Chief Financial Officer
Facsimile No.:  (212) 551-4524

CUSIP No. 883435109	Page 19 of 29 Pages

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth A venue
New York, New York  10153
Attention:  David Zeltner, Matthew J. Gilroy
Facsimile No.:  212-310-8007

if to each Shareholder, to:

Angelo Gordon & Co., L.P.
245 Park Avenue
26th Floor
New York, New York  10167
Attention:  Kirk Wickman
Facsimile:  212-338-9611

with a copy to:

Akin Gump Strauss Hauer & Feld, LLP
One Bryant Park
New York, New York  10036
Attention:  David D’Urso
Facsimile:  212-872-1002

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

                            5.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the obligations hereunder are not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the obligations hereunder be performed as originally contemplated to the fullest extent possible.

                            5.13. Interpretation. The words “hereof’, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the

CUSIP No. 883435109	Page 20 of 29 Pages

words “include” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as the context may otherwise require, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

                           5.14. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by PDF file (portable document format file) shall be as effective as delivery of a manually executed counterpart of this Agreement.

                           5.15. Shareholder Obligations Several and not Joint. The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

                            5.16. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

[Signature Pages Follow]

CUSIP No. 883435109	Page 21 of 29 Pages

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Thermadyne Holdings Corporation, dated as of October 7, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 7, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: October 7, 2010	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: October 7, 2010	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

CUSIP No. 883435109	Page 22 of 29 Pages

EXHIBIT C

POWER OF ATTORNEY

I, JOHN M. ANGELO, do hereby appoint KIRK WICKMAN and JOSEPH WEKSELBLATT, as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

CUSIP No. 883435109	Page 23 of 19 Pages

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

CUSIP No. 883435109	Page 24 of 29 Pages

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

CUSIP No. 883435109	Page 25 of 29 Pages

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on May 12, 2010.

Signature:        /s/ John M. Angelo
Name:               John M. Angelo

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:

The undersigned executed this Power of Attorney on May 12, 2010.

By:          s/ Kirk Wickman
Name:Kirk Wickman
Title: Attorney-in-Fact

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):

The undersigned executed this Power of Attorney on May 12, 2010.

By:     /s/ Joseph Wekselblatt
Name:Joseph Wekselblatt
Title:  Attorney-in-Fact

CUSIP No. 883435109	Page 26 of 29 Pages

EXHIBIT D

POWER OF ATTORNEY

I, MICHAEL L. GORDON, do hereby appoint KIRK WICKMAN and JOSEPH WEKSELBLATT, as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

CUSIP No. 883435109	Page 27 of 29 Pages

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

CUSIP No. 883435109	Page 28 of 29 Pages

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

CUSIP No. 883435109	Page 29 of 29 Pages

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on May 12, 2010.

Signature:     /s/ Michael L. Gordon
Name:            Michael L. Gordon

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:

The undersigned executed this Power of Attorney on May 12, 2010.

By:     /s/ Kirk Wickman
Name:Kirk Wickman
Title:  Attorney-in-Fact

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):

The undersigned executed this Power of Attorney on May 12, 2010.

By:     /s/ Joseph Wekselblatt
Name:Joseph Wekselblatt
Title:  Attorney-in-Fact